Exhibit 99.84

Consent of Independent Auditor

We hereby consent to the incorporation by reference in this Registration Statement on Form 40-F of Akumin Inc. of our report dated November 13, 2019 relating to the consolidated financial statements (restated) of Akumin Inc. for the year ended December 31, 2018, which appears in the Exhibit 99.38 to this Registration Statement. We also consent to the reference to us under the heading “Interests of Experts” which appears in the Annual Information Form included in the Exhibit 99.3 to this Registration Statement.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Ontario, Canada

August 28, 2020